Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following articles were released by Forbes on July 8, 2021 and Reuters on July 7, 2021, and the following interviews were conducted on July 7, 2021. Copies of the articles, transcripts of the interviews and social media posts related to the business combination are being filed herewith as written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

I.	Forbes Article

Phyllis Newhouse’s Athena SPAC Taking Solar Firm Heliogen Public In $2 Billion Deal

July 8, 2021

By Maggie McGrath

When Phyllis Newhouse and Isabelle Freidheim listed Athena Technology Acquisition Corp on the New York Stock Exchange in March, they did so as the only all-female SPAC team in the market: Athena debuted with a management team, board of directors and independent advisors that were entirely comprised of women.

But when it came to finding Athena’s best acquisition target, the duo was less concerned with applying a gender lens than they were with identifying truly disruptive technology. They worked efficiently, finding their match in less than four months: Newhouse and her team announced this week that they will be merging with solar energy firm Heliogen in a deal that values the joint company at $2 billion.

“We had companies calling us on day one, the day that we went public with the SPAC,” Newhouse told Forbes. “It you put Heliogen against any other company that we were talking to, they’re solving a world problem. And they’re solving that problem with renewable energy.”

Heliogen was founded by Bill Gross (not the billionaire bond king) as a way to make solar and wind power more scalable and less dependent on the sun shining or wind blowing. The company is building what Gross calls “sunlight refineries”: a field of mirrors take the sun’s daylight rays and reflects them to a single point on a raised tower. Heliogen stores the heat around the clock until it needs to be transformed into electricity or hydrogen for one of its customers.

Gross says that this technology can provide “heavy industry power around the clock, and that’s a fundamental thing that’s not been solved before.” ArcelorMittal, the world’s largest steel company, is already a Heliogen customer (and investor), and Gross says that he’s seen demand for his product—and renewable energy in general—surge during the pandemic. He raised $100 million for the company last month, but going public through the SPAC process gives the company access to even more capital and a path to faster growth. But the business minds that Newhouse and Friedheim accumulated to bring Athena to market were also a value proposition for Gross.

“Every single member on Phyllis’ team actually has business expertise. They’re not just a bunch of people who got together to make some money,” Gross says, alluding to one of the current criticisms against the SPAC boom. “They have financial expertise, they have software expertise, they have power plant expertise, and they have cyber security expertise. And even in the middle of our transaction discussions, we saw what cyber security does to power companies when we had that big ransomware shutdown. So Phyllis has helped us be aware, smarter and put in place procedures to make us a better company.”

The transaction, which both teams expect to generate gross proceeds of up to $415 million in cash, assuming there are no redemptions by Athena’s public stockholders, is expected to close in the fourth quarter of this year. After the merger, the new company will retain Heliogen’s name, and Heliogen’s leadership team will remain in tact. Newhouse will join the company’s board.

Gross says that three new Heliogen plants are already in production, and he sees tailwinds from both the private sector—by way of companies like General Motors announcing they will have a 100% electric fleet by 2035—and public sector. “There is such a huge demand building over the coming decade,” he says. “And I want to build a leading company to supply that because there’s a void of companies who can provide energy after the sun goes down.”

Newhouse says she’s excited to use her entrepreneurial mind to help Heliogen through that growth, but she’s also hoping that Athena’s all-women mission has a ripple effect in the SPAC market long after it has officially de-SPAC’ed.

“We wanted to show that women can serve in any capacity in a SPAC, with the expertise that we bring to the table. So that’s what the all-women-led idea was, to show that we can do all facets of what is required,” she says. “And now we can go out and participate in all SPACs... we always went into this with the idea that we would branch off into many more opportunities, because we could keep creating.”

II.	Reuters Article

July 7, 202 17:00 AM EDT Last Updated a day ago

Energy

Bill Gates-backed Heliogen to go public through $2 bln SPAC deal

Reuters

2 minute read

Bill Gates, Co-Chair of Bill & Melinda Gates Foundation arrives at the Elysee Palace in Paris, France, April 16, 2018. REUTERS/Charles Platiau

July 7 (Reuters) - Bill Gates-backed solar power firm Heliogen Inc will merge with a special-purpose acquisition company (SPAC) to go public in a deal that values the combined entity at about $2 billion, the companies said on Wednesday.

The merger with Athena Technology Acquisition Corp (ATHN.N), a women-led SPAC that raised $250 million in its initial public offering in March, will generate $415 million of proceeds for the combined company.

The proceeds include a $165 million private investment in public equity, or PIPE, from investors such as Morgan Stanley's investment arm Counterpoint Global, Salient Partners and Saba Capital.

The SPAC is led by Chief Executive Officer Phyllis Newhouse, a retired military officer and cybersecurity veteran, and venture capitalist Isabelle Freidheim, who also co-founded fintech firm Magnifi.

SPACs use the pool of capital they raise through their own initial public offerings to merge with a private company, in a deal that then takes it public.

Heliogen's SPAC deal comes at a time when U.S. solar installations are on track for record-breaking growth over the next three years, according to an industry report released last month.

But the solar industry faces challenges from supply chain bottlenecks and a tight labor market that could lead to slower growth, even as governments ramp up their efforts to fight climate change. read more

Post-merger, the combined company will be listed on the New York Stock Exchange under the symbol "HLGN".

Reporting by Niket Nishant in Bengaluru; Editing by Aditya Soni

Our Standards: The Thomson Reuters Trust Principles.

III.	TD Ameritrade Network Interview

Heliogen (HLGN) SPAC Merger With Athena Technology Acquisition Corp. (ATHN)
Wednesday, July 7, 2021, 3:00 PM Eastern

PARTICIPANTS Nicole Petallides – TD Ameritrade Network Bill Gross - Founder and CEO, Heliogen

Nicole Petallides

Well, congratulations on the announcement of your SPAC merger. And you're here to explain all about this transaction and the exciting things ahead for Heliogen. First, the merger, right? Right now this SPAC, I mean, this is a big deal. Why now?

Bill Gross

Right now we are experiencing an energy transition that's going to be bigger than the Industrial Revolution in its impact. Our technology enables renewable energy to make a positive impact on reducing cost and on reducing carbon. And so many customers are lining up around the world for this right now, because they want to participate in that, that we want to scale faster. To meet customer demand, we need more capital to grow and meet all the interest that's coming from around the world right now.

Nicole Petallides

And I know you transitioned, right? You were really into e-commerce. That was some of your strengths in the past, areas that were also seeing big growth, e-commerce and paid search engines, things like that. Have you moved away from that for this going green world?

Bill Gross

Well, I've been an entrepreneur all my life and I started Idealab as a technology incubator 25 years ago. And at that time, Netscape had just gone public. We invented a whole bunch of e-commerce companies, search companies, and we lived through the whole dotcom revolution and learned so much about growing companies and scaling them.

Right now the revolution we're going through in clean technology is way bigger than that. Why? Energy is the biggest industry on earth. It's 10% of all of GDP. Energy is in all of our devices, our products. You just talked about housing, about automotive. GM is making this huge commitment to go 100% electric by 2035. That means we need 25% more electricity on the grid to power electric vehicles. So, I feel that this opportunity to make this transition is not only good for the planet, it's the biggest business opportunity of all time.

Nicole Petallides

Yeah, I guess it really is the right time, because that was always one of my questions. How will--if they do the transition the way they are proposing, how on earth will they get the electricity that is needed? So, you hit the nail on the head with that.

Bill Gross

One thing that happens with traditional solar, traditional solar panels are now so inexpensive that they produce the cheapest electrons in all of human history, but they have one problem. They stop producing when the sun goes down. And our technology solves that problem by concentrating sunlight to make heat. We make high temperature heat above 1500 degrees Fahrenheit. We store that energy, and thus we can produce electricity or green hydrogen or thermal energy after the sun goes down. And that's what industry needs, but that's also what charging electric vehicles needs.

Nicole Petallides

Yeah, I mean, I was reading exactly that paragraph that describes what your proprietary system, your unbelievable, obviously, system that you have, this layout that you basically--you're at the point of focus. You're getting all the heat from the sun, and then you capture it, right, and then you use it going forward. I think that people really need to understand that it then gets used for industrial use, power generation, hydrogen fuel, and that you could, could provide 24 hour renewable energy. How close to that are we?

Bill Gross

So, we're there. We're there. We're doing that right now. We take the sunlight. We concentrate it with these AI computer controlled mirrors. We're using computer vision technology that is the latest state of the art technology. We invented it. We have patents on this technology. We concentrate the sunlight like an enormous multi acre magnifying glass to achieve these high temperatures. But then we heat rocks or sand or ceramic, basically almost like a pizza stone in your oven. We heat this to a very high temperature, but we store it in an insulated tank.

So, imagine a thousand pizza stones in a large oven at a very high temperature, but the oven's closed and sealed. But now that we have the energy stored, we can convert that to useful energy for industry on demand. So, we don't need the sun to be shining to power it. That's how we get the always available energy that our customers need so badly.

Nicole Petallides

Right. What about solar as an industry? I mean, your company now a big part of this. I know you're working with Athena, which is a female-led team, right, all women-led team for acquisitions. But, the solar industry, I think--I don't know. Are there going to be subsidies? Is there room for all the different companies that we've been talking about for the last 10 years?

Bill Gross

The reason that this is such a big opportunity is energy is 10% of the entire global GDP, so $8.6 trillion a year. We are working to make our solar energy lower cost than fossil fuels with no subsidies. I believe there will be subsidies from governments, but the way to make this really scale is to make this cost effective without subsidies.

We have so many tailwinds because companies are making commitments like GM, like the state of California, electric vehicles. Countries are making commitments like Germany, Japan, the United States rejoining the Paris agreement. All these things make there be more demand. That helps us lower the price.

This is the amazing thing about solar energy and about wind power and about the technology we're developing. When you take fossil fuels out of the ground, the more you take out of the ground, the more expensive it gets. With solar energy, the more you make, the cheaper it gets. So, we're riding the curve of driving the price down, so no subsidies are necessary to be competitive with fossil fuels.

VI.	Interview on Yahoo! Finance

Brian:

... Usual with these types of SPAC deals. The SPAC, which was listed as Athena on the [NICI 00:00:04] will now be renamed Heliogen with the ticker HLGN. And the deal would imply a pro forma value of about $2 billion and the heads of both companies join us to discuss the transaction. We've got a Athena Tech's CEO, Phyllis Newhouse, alongside Heliogen CEO, Bill Gross. Thank you so much for joining us here. I want to ask you first, Phyllis, your SPAC was on the hunt for a company broadly for a technology company, so why Heliogen? And then given the cooling off that we've seen in the SPAC space as of late, why specifically now?

Phyllis Newhouse:

Wow, thank you, Brian, that's a great question. I'll tell you this, Heliogen is a tech company that's focusing on solving renewable energy issues and we're confident in the innovation, the technology, their leadership, their expertise, and certainly the technical capabilities. And so, when we created Athena, we wanted to deploy our own leadership team that had the expertise and the technology in the AI space. And that's what was so unique about our SPAC. We had expertise that spanned across industries, we had strong technical capabilities, and so we were looking for a company that was going to be game changing. And so we were looking for a company with vision and disruptive technology and was capable of solving significant issues and that had a commitment to diversity and inclusion. And Bill will talk a little bit about that. But also, that our missions were aligned with them.

Phyllis Newhouse:

And so Heliogen checked all of those boxes, world-class management team, the technical management team, one of the most diverse teams I've ever seen, and we saw an opportunity to leverage our technical, financial expertise, public readiness. And I'll say this, this was what I really loved about this, is that lots of SPACs are transactional, but this was more relational and driven, and there was a closely aligned vision that Bill and I both had. And this is why Heliogen and why now, because we feel like this technology is game changing and it's very disruptive. So that's why now.

Brian:

So let's talk a bit more about the technology, Bill. You've already got some big name backers, including Bill Gates, who have really put their money behind this company. How does it all work in the simplest terms?

Bill Gross:

Well, our technology is producing renewable energy around the clock, and we solve that fundamental problem of renewable energy, which is intermittency. Power normally comes only when the sun is shining or the wind is blowing. Our technology concentrates sunlight to a very high temperature, over 1500 degrees Fahrenheit, and then we take that high temperature heat and we store it in rocks or sand or ceramic. By storing the energy, we can release it overnight or on cloudy days. So we can help industrial customers save money with renewable energy, but also to decarbonize. And the energy transition we're going through in the world right now is extreme. The rest of this decade, we're going to be spending trillions of dollars to decarbonize the planet and our technology helps make that happen cost effectively.

Brian:

It's fascinating to see the technology specifically because you're really going after some of the biggest carbon emitting businesses. We're talking about concrete manufacturers, mining, steel making, but I imagine ultimately you're going to have to scale this out to really bring down those emissions. I mean, what numbers are you looking at in terms of the emissions reduction and how big of a dent you're likely to make?

Bill Gross:

Our customers are some of the biggest emitters in the world. Just exactly as you said, cement making, mining, steel making. We're working with Rio Tinto, a large mining company, to reduce their emissions dramatically by big percentages. We're working with ArcelorMittal, the largest steel company in the world. They not only are working with us to reduce our emissions, they also became an investor in our company they're so excited about this potential. So we can make a significant dent because we can replace the fossil fuel they're burning to get green energy at a lower cost. So this is great for both emissions but it's also great for the CFO. We actually saved the company money. Because energy is embedded in all of our materials, energy is embedded in our iPhone, in our cars, in our homes, if we reduce the price of energy, we reduce the price of all goods to consumers. So it's very, very exciting.

Brian:

And Phyllis, I want to ask you just about the broad SPAC market. Athena had raised about $250 million in March, and what a tide change of difference it's been. The market is very different in July now than it was in March. When it comes to capital raising in general, what do you think is the market environment for not just Athena, but other capital fundraisers right now? And how is that guiding what might be your next step beyond this deal?

Phyllis Newhouse:

Yeah. Well, I want have to tell you, I love that question because there were a lot of folks out there who said the market was turning when Athena entered the market, but here's what I believe. I believe if you have an incredible team, you've got the expertise, you have great partners, that's internal and external partners on your team, I think one of the things we looked at is that we knew that if you could get disruptive technology, something that was game changing, something that was really changing the world, I thought in my mind and the team, we said, "Look, we know that investors still have an appetite for this so we're going to focus on that." And we stayed line with our thesis and what we were looking for and we got exactly what we were looking for because we knew that the market would have the appetite to this.

Phyllis Newhouse:

So I look at in terms of where I'm heading next, yes, I attend to stay in the SPAC market, yes, I intend to bring more disruptive technologies and I hope to be shouldering up with more people like Bill that we can bring this innovation to a market that's in need for it.

Brian:

Bill, let me follow up on that question with you too, because in addition to running Heliogen, you are also a tech investor. You've backed a lot of these startups through Idealab and I'm wondering how you're looking at this SPAC environment right now. On the one hand, it creates huge opportunities for startups. We've also seen, especially in the EV space, a lot of these companies who are just not ready for prime time coming to market, and then really getting hit hard in their listing. How do you look at that dynamic at a time when there's going to inevitably be increased regulation and scrutiny on these companies?

Bill Gross:

I think the whole focus on companies going to the public market needs to be on tested technologies. I think when you're still in a science experiment phase, that's perfect for the private markets. But because we had built a full scale test facility, which we completed in November of 2019 and we saw that operational for such a long period of time, we feel that the public markets are the right place for this. You're seeing a picture of that right now. That test facility in Lancaster, California proved the technology at scale, that we could achieve the temperatures, the storage, the reliability, the accuracy. I think all the companies that are going to the public market should do those tests first, and I think in this energy transition space we are going to have huge tailwinds for the next decade or two.

Bill Gross:

Think about what's happening in the world. We are transitioning to the electrification of transportation. We are transitioning to removing of carbon from all of these heavy industries. These are trillion dollar industries. The energy industry is 10% of all of GDP so we have huge tailwinds because of government, policies, company policies, targets, and I feel that companies that can make an important difference in that really have to scale to meet this demand.

Brian:

Phil Gross and Phyllis Newhouse, It's good to talk to both of you. Really appreciate you joining us today. Coming up, the Pentagon looking for a reset to upgrade its cloud.

V.	Heliogen Social Media Posts

The text of the interview linked in this post appears above under Section IV.

The text of the interview linked in this post appears above under Section III.

The text of the interview linked in this post appears above under Section IV.

VI.	Isabelle Freidheim Social Media Posts

The text of the article linked in this post appears above under Section II.

The text of the article linked in this post appears above under Section II.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions will be described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena will file with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.